Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated June 2, 2014, incorporated by reference herein, with respect to the combined balance sheets of California Resources Corporation as of December 31, 2013 and 2012, and the related combined statements of income, comprehensive income, net investment and cash flows for each of the years in the three-year period ended December 31, 2013.

KPMG LLP

Los Angeles, California

November 26, 2014